UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _)*

Cadiz Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
127537207
(CUSIP Number)
March 5, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
____________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	13G	Page 1 of 11

1	NAME OF REPORTING PERSON
LC Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[1]

12	TYPE OF REPORTING PERSON
CO

1 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock (as defined below).  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker (as defined below) pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such blocker.

CUSIP No. 127537207	13G	Page 2 of 11

1	NAME OF REPORTING PERSON
LC Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[2]

12	TYPE OF REPORTING PERSON
PN

2 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 3 of 11

1	NAME OF REPORTING PERSON
LC Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[3]

12	TYPE OF REPORTING PERSON
OO

3 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 4 of 11

1	NAME OF REPORTING PERSON
LC Capital Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[4]

12	TYPE OF REPORTING PERSON
CO

4 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 5 of 11

1	NAME OF REPORTING PERSON
Lampe, Conway & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[5]

12	TYPE OF REPORTING PERSON
IA, OO

5 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 6 of 11

1	NAME OF REPORTING PERSON
Steven G. Lampe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
146,092

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
146,092

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[6]

12	TYPE OF REPORTING PERSON
IN

6 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  Steven G. Lampe holds (i) 144,300 shares of Common Stock, directly, (ii) 1,208 shares of Common Stock in a retirement account and (iii) 584 shares of Common Stock through an immediate family member sharing the same household.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 7 of 11

1	NAME OF REPORTING PERSON
Richard F. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,404,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,404,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,404,309

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%[7]

12	TYPE OF REPORTING PERSON
IN

7 LC Capital Master Fund, Ltd. holds 3,263,926 shares of Common Stock and 9,671 shares of Series 1 Preferred Stock.  As more fully described in Item 4, the shares of Series 1 Preferred Stock are subject to the 9.9% Blocker pursuant to which the beneficial ownership of the Reporting Person is capped at 9.9% of the outstanding Common Stock and number of shares of Common Stock in rows (6), (8) and (9) and the percentage set forth in row (11) give effect to such Blocker.

CUSIP No. 127537207	13G	Page 8 of 11

Item 1(a).	Name of Issuer:

Cadiz Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 S. Hope Street, Suite 2850, Los Angeles, California 90071

Item 2(a).	Name of Person Filing:

LC Capital Master Fund, Ltd.
LC Capital Partners, LP
LC Capital Advisors, LLC
LC Capital Offshore Fund, Ltd.
Lampe, Conway & Co., LLC
Steven G. Lampe
Richard F. Conway (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

c/o Lampe, Conway & Co. LLC 680 Fifth Avenue 12th Floor New York, NY 10019

Item 2(c).	Citizenship:

LC Capital Master Fund, Ltd. – Cayman Islands company
LC Capital Partners, LP – Delaware limited partnership
LC Capital Advisors, LLC – Delaware limited liability company
LC Capital Offshore Fund, Ltd. – Cayman Islands company
Lampe, Conway & Co., LLC – Delaware limited liability company
Steven G. Lampe – United States citizen
Richard F. Conway – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

127537207

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

CUSIP No. 127537207	13G	Page 9 of 11

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on 34,386,950 shares of Common Stock outstanding as of March 5, 2020 as reported to the Reporting Persons by the Issuer.

The terms, rights, obligations and preferences of the Series 1 Preferred Stock, par value $0.01 per share (the “Series 1 Preferred Stock”), are set forth in the Issuer’s Certificate of Designation of Series 1 Preferred Stock (the “Certificate of Designation”), which was filed with the Secretary of State of the State of Delaware on March 5, 2020.  Pursuant to the Certificate of Designation, each Series 1 Preferred Stock is convertible into 405.05 shares of Common Stock (subject to adjustment as provided in the Certificate of Designation) at any time at the option of the holder subject to the Blocker (as defined below).  Holders of Series 1 Preferred Stock are prohibited from converting shares of Series 1 Preferred Stock into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own in excess of 9.9% of the total number of shares of Common Stock outstanding immediately after giving effect to the conversion (the “Blocker”). Prior to the fifth (5th) anniversary of the original issuance of the Series 1 Preferred Stock (the “Mandatory Conversion Date”), each share of Series 1 Preferred Stock will be entitled to 301.98 votes (the “Voting Rate”) on all matters on which stockholders are generally entitled to vote (provided that no holder of Series 1 Preferred Stock will be entitled to such number of votes in excess of the Blocker). Additionally, prior to the Mandatory Conversion Date, the vote or written consent of holders of a majority of the outstanding shares of Series 1 Preferred Stock, voting separately as a single class, will be required for certain amendments to the Issuer’s certificate of incorporation, to incur certain indebtedness other than permitted indebtedness, to enter into certain affiliate transactions, to issue additional shares of Series 1 Preferred Stock and to issue any capital stock senior or having parity in preference to the Series 1 Preferred Stock, other than preferred shares that may be issued in one or more financing transactions as an alternative to the Issuer incurring permitted indebtedness. After the Mandatory Conversion Date, the shares of Series 1 Preferred Stock will have no voting rights, except as required by applicable law. References to

CUSIP No. 127537207	13G	Page 10 of 11

and the description of the Certificate of Designation set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designation, a copy of which is included as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities & Exchange Commission on March 9, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The shares of Common Stock are held by certain investment funds to which reporting persons Steve G. Lampe and Richard F. Conway serve as investment managers. No person other than the Reporting Persons, including the investment funds, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 127537207	13G	Page 11 of 11

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:          March 9, 2020

LC Capital Master Fund, Ltd.		LC Capital Partners, L.P.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Director		Richard F. Conway, Partner

LC Capital Advisors, LLC		LC Capital Offshore Fund, Ltd.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Managing Member		Richard F. Conway, Director

Lampe, Conway & Co., LLC

/s/ Steven G. Lampe	By:	/s/ Richard F. Conway
Steven G. Lampe		Richard F. Conway, Managing Member

/s/ Richard F. Conway
Richard F. Conway

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).